Filed by CB Bancshares, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

Subject Company: CB Bancshares, Inc. Subject Company’s Exchange Act File No.: 000-12396

The following letter was sent to shareholders of CB Bancshares, Inc. beginning on August 3, 2004.

Dear Fellow Shareholder,

Aloha. By now, you should have received a blue Letter of Transmittal from Central Pacific Financial Corp., which represents your opportunity to choose the form of consideration to be received in exchange for your shares. You can elect to receive Central Pacific stock, cash, or a combination of both. An instruction booklet – on white paper – was also included.

Since the mailing, a few questions have been raised regarding the election procedures, and we hope the attached Q&A is useful to you. If you have any questions, please contact our proxy solicitors, Innisfree M&A, Incorporated toll-free at 1-877-687-1873 for assistance (available through 8:00 p.m. (HST) or 2:00 a.m. (EST)).

I want to take this opportunity to thank you for the support you have shown us in the past, and to assure you that we intend to repay your loyalty with our commitment to making this transaction a clear win for all of our constituencies – shareholders, employees, customers, and communities.

Sincerely,

Ronald K. Migita President and Chief Executive Officer

IMPORTANT LEGAL INFORMATION

This document contains forward-looking statements. Such statements, which are based on the current assumptions, beliefs and expectations of management and describe future plans, strategies and expectations, are generally identified by words such “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions. Management’s ability to predict results or the actual effect of plans and strategies is inherently uncertain, and actual results may differ from those set forth in the forward-looking statements.

CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.

COMMON QUESTIONS on the LETTER of TRANSMITTAL

Q.	I wish to make an election. How do I fill out the BLUE Letter of Transmittal?

A. If the stock is registered in your name and you have the stock certificates in your possession, it’s pretty simple. We have attached example pages that identify the aspects of the Letter of Transmittal we discuss below. Please follow the four easy steps listed below:

1. On the front cover of the Letter of Transmittal you should fill in the section marked A in the example with the certificate number and number of shares of each certificate you are submitting.
If you wish to receive CPF Stock for your shares, check the box B in the example.
If you wish to receive Cash for your shares, check the box C in the example.
If you want CPF Stock for some of your shares and Cash for the others, check box D in the example and indicate in the space provided the number of shares you wish exchanged for stock. (The remainder of your shares will be treated as a cash election.)

PLEASE KEEP IN MIND THAT THERE WILL BE A FIXED AMOUNT OF BOTH CASH AND STOCK AVAILABLE, AND THAT ANY ELECTION YOU MAKE MAY THUS BE SUBJECT TO PRORATION – IF YOU ELECTED ALL CASH, YOU MAY RECEIVE CASH AND STOCK, AND SIMILARLY, IF YOU ELECTED ALL STOCK, YOU MAY RECEIVE STOCK AND CASH.

2. Continue on to page 5, where you must sign your name on the signature line (E), fill in the date (F) and print your name (G), address (H), phone (I) and social security or tax ID number (J) in the spaces provided. The other boxes on page 5 apply to special situations, and as long as you want the stock and checks made out and sent to you at the address on the cover page, you need not concern yourself with them. If you believe you need to fill one or more of them out and require assistance, please call Innisfree M&A Incorporated, toll-free at 1-877-687-1873 for help.

3. Continue to page 6, where you must fill in your social security or tax ID number (K), and your signature and the date (L), and you’re done.

IMPORTANT TAX INFORMATION

In order to ensure compliance with federal income tax requirements, each holder of CB Bancshares Shares who is a U.S. person (including a resident alien) is requested to provide the Exchange Agent with his or her correct Taxpayer Identification Number ("TIN") and to certify whether he or she is subject to backup federal income tax withholding by completing and signing the Substitute Form W-9 below. (See Instruction C.6 and accompanying Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, the "Guidelines.") Each holder of CB Bancshares Shares who is a nonresident alien or a foreign entity should provide the Exchange Agent with the applicable Internal Revenue Service Form W-8. The applicable Form W-8 can be obtained by contacting the Exchange Agent.

K

Payer: American Stock Transfer and Trust Company

SUBSTITUTE FORM W-9 **Department of the Treasury Internal Revenue Service** **Payer's Request for Taxpayer Identification Number (TIN)**	PART I—PLEASE PROVIDE YOUR TIN (OR IF AWAITING A TIN, WRITE "APPLIED FOR") IN THE BOX TO THE RIGHT AND CERTIFY THAT IT IS YOUR CORRECT TIN BY SIGNING AND DATING BELOW.	Social Security Number(s) OR Employer identification number (If awaiting TIN write "Applied For")

PART II—For Payees Exempt From Backup Withholding, see the accompanying Guidelines and complete as instructed therein.

CERTIFICATION—Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or a Taxpayer Identification Number has not been issued to me and either (a) I have mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service ("IRS") or Social Security Administration office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a Taxpayer Identification Number within sixty (60) days, 28% of all reportable payments made to me thereafter will be withheld until I provide a number), and

(2) I am not subject to backup withholding either because (a) I have not been notified by the IRS that I am subject to backup withholding as a result of failure to report all interest or dividends or (b) the IRS has notified me that I am no longer subject to backup withholding and

(3) I am a U. S. person (including a U.S. resident alien).

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also, see the accompanying Guidelines.)

L

SIGNATURE ______________________ DATE ______________, 2004

NOTE: Failure to complete and return this form may result in backup withholding of 28% of any cash payments made to you pursuant to the merger. Please review the enclosed Guidelines for certification of taxpayer identification number and a Substitute Form W-9 for additional details.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number: (x) 28% of all reportable payments made to me pursuant to the Merger will be withheld if I do not provide a TIN by the time of payment and (y) 28% of all dividend payments made to me by CPF will be withheld unless a TIN is provided within 60 days.

Signature: ______________________ Date: ______________, 2004

THE IRS DOES NOT REQUIRE YOUR CONSENT TO ANY PROVISION OF THIS DOCUMENT OTHER THAN THE CERTIFICATIONS REQUIRED TO AVOID BACKUP WITHHOLDING.

Questions and requests for assistance may be directed to the Exchange Agent at its address and telephone number set forth above. Additional copies of the Joint Proxy Statement-Prospectus or this Letter of Transmittal may be obtained from the Exchange Agent.

6

4. Once you have completed the Letter of Transmittal, you should send it and your stock certificates to the Exchange Agent, American Stock Transfer and Trust Company, in the envelope provided. PLEASE DO NOT send your shares to either the Bank or Innisfree.

Q.	What is the deadline for making elections?

A.	The Election Deadline has not been set yet, but it will be two trading days prior to the closing date of the merger, and we will make an announcement of the closing date at least 14 days in advance.

Q.	Some of my shares are held by my broker. How should I proceed?

A.	The brokerage firm will be communicating with you directly regarding those shares, and you should give your instructions to them. Please follow the directions provided to you by your broker.

Q.	My certificates have been lost. What should I do?

A.	You should contact American Stock Transfer and Trust Company at 1-877-248-6417. They will tell you how to proceed.

Q.	Am I required to make an election on the letter of transmittal and send it in with my shares?

A.	No. Holders not making an election will receive another letter of transmittal after the merger is completed and may send in their shares for conversion at that time. However, you will not be entitled to make an election at that time, so if you have a preference as to the type of consideration you will receive, you should return the letter of transmittal with your election marked by the election deadline.

IMPORTANT LEGAL INFORMATION

This document contains forward-looking statements. Such statements, which are based on the current assumptions, beliefs and expectations of management and describe future plans, strategies and expectations, are generally identified by words such “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, “projects” and other similar expressions. Management’s ability to predict results or the actual effect of plans and strategies is inherently uncertain, and actual results may differ from those set forth in the forward-looking statements.

CPF has filed a registration statement on Form S-4 to register shares of CPF common stock to be issued in this transaction. The registration statement includes a definitive joint proxy statement/prospectus for solicitation of proxies from CPF and CBBI shareholders, in connection with meetings of such shareholders at a date or dates subsequent hereto. Investors and security holders are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC’s Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627; or from CBBI by directing such request to: CB Bancshares, Inc., 201 Merchant Street, Honolulu, Hawaii 96813, Attention: Investor Relations, (808) 535-2500.